SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Amendment No. 3)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

IKON OFFICE SOLUTIONS, INC.
(Name of Subject Company (Issuer))

IKON OFFICE SOLUTIONS, INC.
(Names of Filing Persons (Issuer and Offeror))

Common Stock, No Par Value Per Share
(Title of Class of Securities)

451713101
(CUSIP Number of Class of Securities)

Mark A. Hershey
Senior Vice President, General Counsel and Secretary
IKON Office Solutions, Inc.
70 Valley Stream Parkway
Malvern, Pennsylvania 19355
(610) 408-7427

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Filing Person(s) Filing Statement)

Copy to:

Richard Hall, Esq.
Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, New York 10019
(212) 474-1000

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$295,000,000	$9,056.50

*	Estimated solely for purposes of calculating the filing fee only, this amount is based on the purchase of 19,666,666 shares of common stock at the maximum tender offer price of $15.00.

**	The amount of the filing fee calculated in accordance with Rule 0-11 of the Exchange Act, equals $30.70 per million of the value of the transaction.

☑
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$9,056.50	Filing Party:	IKON Office Solutions, Inc.
Form or Registration No.:	TO/005-20425	Date Filed:	November 21, 2007

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1	☐ going-private transaction subject to Rule 13e-3
☑ issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

EXPLANATORY NOTE

This Amendment No. 3 ("Amendment No. 3") supplements and amends the Issuer Tender Offer Statement on Schedule TO (as amended prior to the date hereof, the “Schedule TO”) filed by IKON Office Solutions, Inc., an Ohio corporation (the “Company”), with the Securities and Exchange Commission on November 21, 2007, relating to its offer to purchase for cash up to $295,000,000 in value of shares of its common stock, no par value per share (“common stock”), at a price not greater than $15.00 per share nor less than $13.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest.  The offer is subject to the terms and conditions set forth in the Offer to Purchase, dated November 21, 2007 (as amended, the “Offer to Purchase”), and the related Letter of Transmittal (which together, as they may be amended and supplemented from time to time, constitute the “Offer”), copies of which were filed with the Schedule TO as Exhibits 99.(a)(1)(A) and 99.(a)(1)(B), respectively.

Item 1.	Summary Term Sheet

Item 1 of the Schedule TO is hereby amended by the following:

1.  The second paragraph of the response to the question “How long do I have to tender my shares; can the Offer be extended, amended or terminated?” on page ii of the Offer to Purchase is deleted in its entirety and replaced by the following:

“If you wish to tender shares held in the IKON RSP or the Canada PSP, you will have an earlier deadline. The deadline is 5:00 p.m., New York City time, on Friday, December 14, 2007 for the IKON RSP and 12:00 noon, New York City time, on Monday, December 17, 2007 for the Canada PSP. See Section 3.”

2.  The fourth paragraph of the response to the question “Once I have tendered shares in the Offer, can I withdraw my tender?” on page v of the Offer to Purchase is deleted in its entirety and replaced by the following:

“Instructions to tenders of shares held by participants in the Canada PSP may be withdrawn at any time before 12:00 noon, New York City time, on Monday, December 17, 2007, unless we extend the Offer, in which case you can withdraw at any time before 5:00 p.m., New York City time, on the day four business days prior to the day the Offer expires. See Section 4.”

Item 4.	Terms of the Transaction

Item 4 of the Schedule TO is hereby amended by the following:

1.  The penultimate sentence of the second paragraph on page 8 of the Offer to Purchase is deleted in its entirety and replaced by the following:

“Although the Offer will remain open to all shareholders until the Expiration Time, if the Depositary does not receive a participant’s instructions by 12:00 noon, New York City time, on Monday, December 17, 2007, Sun Life will not tender shares attributable to the participant’s account.”

2.  The penultimate sentence of the penultimate paragraph on page 12 of the Offer to Purchase is deleted in its entirety and replaced by the following:

“Tenders of shares held by participants in the Canada PSP may be withdrawn at any time before 12:00 noon, New York City time, on Monday, December 17, 2007, unless we extend the Offer, in which case you can withdraw at any time before 5:00 p.m., New York City time, on the day four business days prior to the day the Offer expires.”

Item 12.	Exhibits

Item 12 of the Schedule TO is hereby amended by adding the following exhibits:

(a)(1)(M)	Canada Pension Savings Plan Communication, issued December 13, 2007.
(a)(5)(D)	W-8BEN Communication, issued December 13, 2007.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IKON OFFICE SOLUTIONS, INC.

By:	/s/ Mark A. Hershey
Name:	Mark A. Hershey
Title:	Senior Vice President, General Counsel
and Secretary

Dated:  December 13, 2007

EXHIBIT INDEX

Exhibits	Description

a)(1)(A)	Offer to Purchase, dated November 21, 2007.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 21, 2007.

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 21, 2007.

(a)(1)(F)	Letter to participants in Retirement Savings Plan, dated November 21, 2007.

(a)(1)(G)	Election form provided to participants in Retirement Savings Plan.

(a)(1)(H)	Withdrawal form provided to participants in Retirement Savings Plan.

(a)(1)(I)	Letter to participants in Canada Pension Savings Plan

(a)(1)(J)	Election form provided to participants in Canada Pension Savings Plan

(a)(1)(K)	Withdrawal form provided to participants in Canada Pension Savings Plan

(a)(1)(L)	Instructions and option election form for tender through conditional exercise of options.

(a)(1)(M)*	Canadian Pension Savings Plan Communcation, issued December 13, 2007

(a)(2)	Not Applicable.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)(A)	Summary Advertisement dated November 21, 2007.

(a)(5)(B)	Communication to Employees, issued November 21, 2007.

(a)(5)(C)
Amendment No. 1 to Confidentiality Agreement, dated November 20, 2007, among the Company and Steel Partners II, L.P. filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, File No. 001-5964, filed on November 21, 2007 and incorporated herein by reference.

Exhibits	Description

(a)(5)(D)*	W-8BEN Communication, issued December 13, 2007.

(b)
Commitment Letter, dated November 20, 2007, among the Company, Wachovia Investment Holdings, LLC, and Wachovia Capital Markets, LLC, filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K, File No. 001-5964, filed on November 21, 2007 and incorporated herein by reference.

(b)(2)
Amendment to Commitment Letter dated November 20, 2007, among the Company, Wachovia Investment Holdings, LLC, and Wachovia Capital Markets, LLC, filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, File No. 001-5964, filed on December 5, 2007 and incorporated herein by reference.

(c)	Not Applicable.

(d)(1)	2006 Omnibus Equity Compensation Plan, filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, File No. 001-5964, filed on February 27, 2006 and incorporated herein by reference.

(d)(2)
IKON Office Solutions, Inc. 1995 Stock Option Plan, filed as Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q, File No. 001-5964, for the fiscal quarter ended March 31, 1996, filed on May 14, 2006 and incorporated herein by reference.

(d)(3)
Amendment to IKON Office Solutions, Inc. 1995 Stock Option Plan, filed as Exhibit 10.23 to the Company’s Annual Report on Form 10-K, File No. 001-5964, for the fiscal year ended 1998, filed on December 23, 1998 and incorporated herein by reference.

(d)(4)
IKON Office Solutions, Inc. Non-Employee Directors Stock Option Plan, filed as Exhibit 10.31 to the Company’s Annual Report on Form 10-K, File No. 001-5964, for the fiscal year ended 1997, filed on December 24, 1997 and incorporated herein by reference.

(d)(5)
IKON Office Solutions, Inc. Amended and Restated Long Term Incentive Compensation Plan, filed as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q, File No. 001-5964, for the fiscal quarter ended March 31, 1996, filed on May 14, 1996 and incorporated herein by reference.

(d)(6)
Amendment Number 1 to IKON Office Solutions, Inc. Amended and Restated Long Term Incentive Compensation Plan, filed as Exhibit 10.2 to the Company’s Annual Report on Form 10-K, for the fiscal year ended 1998, File No. 001-5964, filed on December 23, 1998 and incorporated herein by reference.

(d)(7)
Amended and Restated IKON Office Solutions, Inc. Executive Deferred Compensation Plan, filed as Exhibit 10.4 to the Company’s Current Report on Form 8-K, File No. 001-5964, filed on February 22, 2006 and incorporated herein by reference.

(e)	Not Applicable

(f)	Not Applicable

(g)	Not Applicable

(h)	Not Applicable

* Filed herewith.